December 17, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Peggy Fisher, Assistant Director

Re:	OccuLogix, Inc.
Form 8-K filed October 9, 2008
Registration Statement on Form S-3
Filed November 6, 2008
File No. 333-155164

Dear Ms. Fisher:

OccuLogix, Inc. (the “Company”) provides this response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form S-3, which were furnished by your letter dated December 1, 2008 (the “Staff Letter”).  In response to the staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Incorporation of Certain Documents by Reference, page 13

1.	SEC Comment – Please amend this section to specifically incorporate by reference the Form 10-Q filed on November 10, 2008.

Company Response – In response to the staff’s comment, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3, which incorporates by reference the Form 10-Q filed on November 10, 2008.

Form 8-K filed October 9, 2008

Item 9.01 Financial Statements and Exhibits, page 5

2.
SEC Comment – We note your disclosure that you will furnish the required financial statements of OcuSense Inc. by amendment on or prior to December 19, 2008.  Please note in this regard that the 71 day grace period provided by Item 9.01(a)(4) of Form 8-K is not available in connection with information required to be furnished in a registration statement under the Securities Act of 1933.  See the instruction to Item 9.01 on Form 8-K.  Accordingly, please furnish the OcuSense financial statements in an amendment to your Form 8-K prior to the date of effectiveness.

2600 Skymark Drive, Bldg 9, Suite 201, Mississauga, Ontario L4N 5B2

Phone (905) 602-0887 ext.3910   Fax (905) 602-7623

Company Response – Upon further review and discussion with our advisors, we believe that the Company is not required to furnish separate financial statements of OcuSense, Inc. (“OcuSense”).

The Company originally acquired a 57.62% ownership interest in OcuSense on an issued and outstanding basis (51.1% on a fully diluted basis) on November 30, 2006.  At the time of this investment, the acquisition of the OcuSense ownership interest was not significant as determined in accordance with Rule 3-05 of Regulation S-X.

With the Company’s acquisition of its ownership interest in OcuSense, the Company also entered into a voting agreement with the existing common stockholders of OcuSense which did not provide us with control as defined in ARB 51, “Consolidated Financial Statements”.  However, we determined that consolidation was still appropriate under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities.  Accordingly, the financial results of OcuSense have been included in our consolidated financial statements since November 30, 2006.

On October 6, 2008, the Company acquired the remaining interest in OcuSense.  The remaining interest is significant as determined in accordance with Rule 3-05 at approximately 50% based on the investment test.  However, because the operating results of OcuSense have been reflected in our audited consolidated financial statements for a complete fiscal year, our conclusion is that, consistent with paragraph (b)(4)(iii) of Rule 3-05 of Regulation S-X, the financial statements of OcuSense are not required by Rule 3-05 of Regulation S-X.

In arriving at our conclusion, we considered the significance of the incremental investment and the fact that the remaining interest was purchased in a step acquisition of an entity that we already consolidate.

*   *   *   *   *   *   *

The Company hereby respectfully requests that the effective date of said registration statement be accelerated to permit it to become effective on December 16, 2008 at 5:00 P.M. or as soon thereafter as practicable.  There has been no material change in the Company’s operating or financial condition since the date of the latest financial data incorporated by reference in said registration statement.  The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in said registration statement.

In addition, the Company acknowledges that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2600 Skymark Drive, Bldg 9, Suite 201, Mississauga, Ontario L4N 5B2

Phone (905) 602-0887 ext.3910   Fax (905) 602-7623

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (905) 602-0887 ext 3910.

Sincerely,

OccuLogix, Inc.

/s/ William G. Dumencu
William G. Dumencu,
Chief Financial Officer

cc:	Celia Soehner, Esq.
Securities and Exchange Commission
Andrew J. Beck, Esq.
Torys LLP
Martin J. Waters, Esq.
Elizabeth Kane, Esq.
Scott Watkinson, Esq.
Wilson Sonsini Goodrich & Rosati

2600 Skymark Drive, Bldg 9, Suite 201, Mississauga, Ontario L4N 5B2

Phone (905) 602-0887 ext.3910   Fax (905) 602-7623